STATE OF CONNECTICUT



                               DEPARTMENT OF PUBLIC UTILITY CONTROL
                                        TEN FRANKLIN SQUARE
                                       NEW BRITAIN, CT 06051


DOCKET NO. 96-05-24    APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY
                       REQUESTING APPROVAL OF THE SALE OF ACCOUNTS RECEIVABLES




                                        September 10, 1997

                                  By the following Commissioners:


                                         Jack R. Goldberg
                                           Glenn Arthur
                                       John W. Betkoski, III









                                             DECISION

                                             DECISION

I.      DECISION SUMMARY

        The Connecticut Light and Power Company proposes to restructure its accounts receivable sales program as previously approved by the Department in its June 5, 1996 Decision in this docket. The restructured program involves the formation of a wholly-owned, special purpose subsidiary, CRC, for the sole purpose of purchasing Receivables from the Company. The Company has proposed creating CRC for the purposes of effecting the sales of its Receivables (1) to comport with the requirements of FAS 125 to obtain "true sale" financial reporting for these sales, and (2) due to the Company's financial downgrade, some parties to the original transaction have indicated that they will require the restructuring of the purchase and sale program to enable the Company to continue to receive commercial paper based financing. As a result of the Company's financial downgrade, there has also been an increase in the annual facility fees from $220,000 in the Existing Agreement to $500,000 in the proposed restructured program. The proposed restructuring would provide the Company with needed financial flexibility at a time when it is incurring costs associated with outages at the Millstone nuclear plants. In this Supplemental Decision, the Department authorizes the Company to restructure its Accounts Receivable program from a one-step to a two-step process through the formation of the special purpose subsidiary, CRC.

II.     INTRODUCTION

A.      Background

        By Decision dated June 5, 1996, the Department of Public Utility Control (Department) approved the sale from time to time of up to $200 million fractional undivided ownership interests in billed and unbilled accounts receivable of The Connecticut Light and Power Company (CL&P or Company), pursuant to Section 16-43 of the General Statutes of Connecticut (Conn. Gen. Stat.). In a supplemental application dated June 30, 1997 (Supplemental Application), pursuant to Conn. Gen. Stat. Section 16-43, CL&P has requested that the Department approve the formation of CL&P Receivables Corporation (CRC) and the restructuring of the Receivables program from a one-step to a two-step sales transaction. By Decision dated July 7, 1997, the Department reopened the instant docket for the limited purpose of considering the Company's request.

B.      Conduct of the Proceeding

        Pursuant to a Notice of Hearing dated July 23, 1997, a public hearing was held on August 4, 1997, in the offices of the Department, Ten Franklin Square, New Britain, CT. The hearing was continued to August 8, 1997.
Pursuant to Minutes of Late Filed Exhibit Hearing dated August 7, 1997, and by Notice of Rescheduled Late Filed Exhibit Hearing dated August 8, 1997, the August 8, 1997 hearing was opened and immediately continued to August 14, 1997. By Notice of Cancellation and Rescheduling of Late Filed Exhibit Hearing dated August 13, 1997, the Department canceled the hearing scheduled for August 14, 1997, and the Late Filed Exhibit hearing was rescheduled and held on August 21, 1997.

        In its Supplemental Application, CL&P waived the requirement under
Section 16-43 of the General Statutes of Connecticut that the Department act on this Supplemental Application within 30 days.

III.    APPLICANT'S EVIDENCE

        By Decision dated June 5, 1996, in this docket (Decision), the Department approved the sale from time to time of fractional undivided interests (Receivable Interests) in certain categories of CL&P's billed and unbilled accounts receivable and related assets (Receivables), pursuant to Conn. Gen. Stat.<section> 16-43.

        In accordance with the Decision, CL&P entered into a Receivables Purchase and Sale Agreement (Existing Agreement) dated July 11, 1996, among CL&P, Corporate Asset Funding Company, Inc. (CAFCO), Citicorp North America, Inc. (Agent) and Citibank, N.A. (together with its assignees, Banks) providing for sales from time to time of Receivable Interests. As of the date of this Supplemental Application, CL&P had sales of $100 million outstanding under the Existing Agreement. Since entering into the Existing Agreement, CL&P has at times made sales of Receivable Interests in the full amount of $200 million permitted by the terms of the Existing Agreement. Such sales have assisted CL&P in meeting its short-term cash needs, including costs associated with the current outages at the Millstone nuclear units located in Waterford, Connecticut. Supplemental Application, p. 2.

        When entering into the Existing Agreement, CL&P contemplated that sales of Receivable Interests would be accounted for as sales under generally accepted accounting principles, and CL&P desires such accounting treatment for financial reporting purposes. For such transfers made after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, No. 162-C (FAS
125) issued in June 1996 by the Financial Accounting Standards Board, an organization that develops accounting standards, including industry standards for U.S. corporations. FAS 125 establishes a standard that differentiates, for accounting purposes, transfers of financial assets that should be considered sales from transfers that should be considered secured borrowings. One requirement for sale treatment under FAS 125 is that transferred assets be isolated from the seller and its creditors, even in bankruptcy or receivership of the seller. Moreover, as a result of recent downgrades in the credit rating of CL&P, the Company does not meet one requirement of the Existing Agreement (i.e., that CL&P have a long-term senior debt rating of at least BBB- by Standard & Poor's or Baa3 by Moody's) for sales of Receivable Interests on the most favorable terms contemplated by the Existing Agreement. Some parties to the Existing Agreement have indicated that they will require the restructuring of the purchase and sale program to enable CL&P to continue to have the full benefits of the program (i.e., to receive the benefits of commercial paper based financing). Supplemental Application, pp. 2-3.

        To meet the requirements of FAS 125 and the requirements of the parties to the Existing Agreement, CL&P proposes to form a wholly-owned, special purpose corporation, CL&P Receivable Corporation (CRC), for the sole purpose of purchasing Receivables from CL&P and selling Receivable Interests. A draft of the Certificate of Incorporation of CRC is filed in this docket as Supplemental Application Exhibit A and a draft of the bylaws of CRC is filed as Supplemental Application Exhibit B. CL&P's authorizing resolution for the restructured arrangements is filed as Supplemental Application Exhibit C.

        According to the Company, the restructured purchase and sale arrangements are intended to accomplish the ultimate sales of Receivable Interests in a manner similar to sales under the Existing Agreement. The addition of CRC to these arrangements serves merely as a vehicle to comply with FAS 125 and provide greater protection to the parties to the Existing Agreement by permitting the "isolation" of the Receivables in a special purpose entity which should have no material creditors other than the parties to the arrangements. Compared to the costs of the program under the Existing Agreement, when viewed on an overall basis, the restructured purchase and sale arrangements add only relatively minor costs of the formation and maintenance of CRC as a separate entity. However, certain fees and other costs associated with the program will also increase due to the decline in CL&P's credit rating. Supplemental Application, p. 4.

        According to the Company, the proposed restructuring of the purchase and sale program would not have any effect on CL&P's provision of service to the public nor would it cause an increase in the rates CL&P charges its customers. Furthermore, CL&P does not expect its customers to experience any change in the procedures to collect on outstanding accounts. Supplemental Application, p. 4.

        CL&P is seeking the Department's approval for the formation of CRC and the restructuring of the program from a one-step to a two-step sales transaction. First, the restructured accounts receivable purchase and sale arrangements would consist of two agreements which would replace the Existing Agreement. Under the first agreement (Company Agreement), CL&P would sell or transfer as equity contributions from time to time Receivables to CRC. A draft of the Company Agreement is filed as Supplemental Application Exhibit D.
The purchase price for any Receivables so sold would reflect a discount based on assumptions concerning the estimated collection period of the Receivables, collections costs and collection risks as well as CRC's anticipated funding costs. Under the second agreement (CRC Agreement), CRC would sell Receivable Interests to CAFCO, the Banks or their respective successors and assigns (collectively, Purchaser) from time to time. A draft of the CRC Agreement is filed as Supplemental Application Exhibit E. Such Receivable Interests may be funded and repaid on a revolving basis. The size of Receivable Interests would be calculated according to a formula. Such formula would include reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements. Supplemental Application, p. 5.

        CL&P anticipates that the availability of Receivables will vary from time to time in accordance with electric energy use by its customers. As a result of this and other factors important to the overall structure of the program, the funds CRC has available to make a purchase at any time{1} may not match the cost of Receivables available. The proposed program includes mechanisms to accommodate this mismatch. When the amount of Receivables originated by CL&P exceeds the amount of cash CRC has available, either CRC will make the purchase and owe the balance of the purchase price to CL&P on a deferred basis (the unpaid portion will accrue interest or the purchase price will involve a discount to reflect the deferral), or CL&P will make a capital contribution to CRC in the form of the Receivables for which CRC lacks purchase price funds at that time. Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC will likely credit the excess cash to CL&P. Supplemental Application, pp. 5-6.

        Under the CRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper. The minimum purchase price for a Receivable Interest that may be sold in a single transaction would continue to be $5,000,000 with a purchase limit of $200,000,000. Supplemental Application, p. 6.

        The Agent would have the right to appoint a collection agent on behalf of the Purchaser and CRC, to administer and collect Receivables and to notify the obligors of the sale of their receivables, at the Agent's option. CL&P would be appointed as the initial collection agent, and only under certain adverse conditions can the Agent appoint a successor collection agent. Therefore, CL&P's customers are not expected to experience any change in current servicing and collection procedures. Supplemental Application, pp. 6-7.

        Certain obligations under the Company Agreement would create limited recourse against CL&P. Such recourse claims include liability for (i) failure to transfer to CRC a first priority ownership interest in the Receivables, (ii) CL&P's breach of its representations, warranties or covenants, and (iii) certain indemnity obligations. In order to secure these obligations, CL&P would grant to the Agent a lien on, and security interest in, any rights which the Company may have in respect of Receivables. The CRC Agreement would create comparable recourse obligations against CRC, and CRC would grant a security interest in the Receivables and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations. Neither CRC's nor the Purchaser's recourse to CL&P would include any rights against CL&P should customer defaults on the Receivables result in collections attributable to the Receivable Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Receivable Interests and its anticipated yield. The Purchaser bears the risk for any credit losses on the Receivables that exceed the reserves for such losses included in the Receivable Interests. Supplemental Application, p. 7.

        The Company and CRC would be obligated to reimburse the Purchaser, the Agent and the Banks for various costs and expenses associated with the Company Agreement and the CRC Agreement. The Company and CRC would also be required to pay to the Agent certain fees for services in connection with such agreements. CL&P as collection agent would receive fees from CRC and/or the Purchaser. However, CL&P does not anticipate paying any fees to CRC. Supplemental Application Exhibit G is an itemization of fees, commissions an expenses.
While CRC may realize a profit on these transactions, such profit would inure to the benefit of CL&P since CL&P would wholly own CRC. Supplemental Application, pp. 7-8.

        CL&P believes that, based upon pricing under the existing facility, funding under the proposed transactions would continue to be more advantageous than other sources of funds available to the Company. The facility fees related to the restructured program would not exceed 0.250% of the total available amount of $200,000,000, or $500,000 per annum compared to 0.11% or $220,000 per annum for sales under the Existing Agreement. Funding spreads under the restructured program would remain the same as under the Existing Agreement (not greater than 0.145%). The increase in fees from the Existing Agreement to the restructured program is related to the decline in CL&P's credit rating. Supplement Application, p. 8. Minor costs would be incurred as a result of the creation and maintenance of CRC through the restructuring. Supplemental Application Exhibit G.

        The arrangements under the Company Agreement and the CRC Agreement are scheduled to terminate on July 11, 2001. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement to other persons, including the providers of its bank facilities. However, any such assignment would not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement. Supplemental Application, pp. 8-9.

        The Company maintains that the proposed transactions would permit it to accelerate its receipt of cash collections from accounts receivable, and thereby increase its ability to meet its short-term cash needs and improve its financial flexibility. Supplemental Application, p. 9. According to the Company, this restructured purchase and sale program is one of several financial tools CL&P is pursuing in connection with its overall strategy to meet its anticipated financing needs, including its capital and liquidity requirements. See, e.g., DPUC Docket No. 97-03-23, Application to Issue First and Refunding Mortgage Bonds, Decision dated May 14, 1997.

        The transactions proposed hereunder are subject to certain approvals of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC's approval of CL&P's proposed transactions is subject to CL&P's receipt of all necessary state regulatory approvals, including the approval of the Department hereunder. A copy of CL&P's application to the SEC is attached as Supplemental Application Exhibit
F. The financial statements attached as Supplemental Application Exhibits H (CL&P) and I (Northeast Utilities), include a balance sheet, income statement, statement of retained earnings, capital structure and explanation of pro forma adjustments which reflect the proposed transactions.

IV.     DEPARTMENT ANALYSIS

A.      INTRODUCTION

        CL&P proposes to restructure its accounts receivable sales program as previously approved by the Department in the Decision. The restructured program involves the formation of a wholly-owned, special purpose subsidiary, CRC, for the sole purpose of purchasing Receivables from CL&P. The subsidiary will sell Receivable Interests to the Purchaser, which will issue commercial paper or utilize other funding arrangements available to it to fund those transactions.

        CL&P's rationale for restructuring its accounts receivable sales program is two-fold. First, CL&P deems it necessary to create a special purpose subsidiary for the purposes of effecting the sales of its Receivables to comport with the requirements of FAS 125 to obtain "true sale" financial reporting for these sales. Supplemental Application, pp. 2-3. Second, because CL&P has received a downgrade in its financial position, some parties to the original transaction have indicated that they will require the restructuring of the purchase and sale program to enable CL&P to continue to receive the benefits of commercial paper based financing. As a second consequence of the Company's financial downgrade, there has also been an increase in the annual facility fees from $220,000 in the Existing Agreement to $500,000 in the proposed restructured program. Id., pp. 3,8.

        The contemplated sales of accounts receivable to the subsidiary will permit the acceleration by 30 to 60 days of anticipated income through the conversion of accounts receivable to cash. Id., p. 12. The restructured arrangements involving CRC will be for sales of Receivable Interests on terms similar to those previously approved by the Department in its 1996 decision in this docket.

B.      ACCOUNTING ISSUES

        The program is structured so that CL&P sells all of its billed and unbilled Receivables to CRC that are eligible for resale to CAFCO, regardless of whether CRC actually sells the accounts receivable to CAFCO or if the amount sold to CRC exceeds the $200 million financing limit. All of the receivables sold to CRC (eligible for sale, but not sold to CAFCO) are recorded as investments in subsidiaries rather than as cash for CL&P. In this way, the Company avoids dividing up eligible Receivables between CL&P and CRC by recording them all as sold to CRC. On a consolidated basis, the Receivables owned by CRC are still considered assets of CL&P. There is no additional administrative cost in recording all eligible Receivables as investments in CRC. Tr. 8/21/97, p. 69.

        When entering into the Existing Agreement, CL&P contemplated that sales of Receivable Interests thereunder would be accounted for as sales under generally accepted accounting principles, and CL&P desires such accounting treatment for financial reporting purposes. For such transfers made after January 1, 1997, to be so treated, they must comply with FAS 125, which establishes a standard that differentiates, for accounting purposes, transfers of financial assets to be considered as sales vs. those considered secured borrowings. One requirement for sale treatment under FAS 125 is that transferred assets be isolated from the seller and its creditors, even in bankruptcy or receivership of the seller. The other parties to the Existing Agreement have indicated that they will require the restructuring of the purchase and sale program for CL&P to continue to have the full benefits of the program. Application, p. 3.

        CRC serves as a vehicle to comply with FAS 125 and provide greater protection to the parties to the Existing Agreement by permitting the "isolation" of the Receivables in a special purpose entity that should have no material creditors other than the parties to the arrangements. Once the assets are transferred from CL&P to CRC, the isolation criterion will have been met and the assets may then be transferred to an external third party in a manner which by itself might not qualify for sales treatment. If CL&P does not meet the requirements of FAS No.125 to achieve off-balance sheet treatment, the Company will have to account for the sale of its accounts receivable as short-term debt. Response to Interrogatory EL-9.

        CL&P sold $200,000,000 in March 1997 to meet a $193,000,000 bond maturity on April 1, 1997. Tr. 8/4/97, p. 11. This transaction occurred after the effective date of FAS No. 125 and before the formation of CRC. Therefore, the Company could not record this transaction as a sale for financial reporting purposes. The transaction is recorded as debt on the balance sheet of CL&P. Id, p 34. The Company stated that it might enter into additional transactions prior to the Decision in this docket. Tr. 8/4/97, p. 36. Accordingly, CL&P would be required to record all such transactions as debt for financial reporting purposes. These transactions would be included as part of the overall short-term debt limitation of $375,000,000.

        The effect of allowing the Company to form CRC is that, for accounting purposes, the Company can treat transactions in the Accounts Receivable program as sales instead of short term financings. This treatment will allow the Company additional liquidity by not counting it toward its $375 million short-term debt limitation.

C.      FINANCIAL ISSUES

        As in the case of sales under the Existing Agreement, the proposed restructured purchase and sale program would provide the Company with needed financial flexibility at a time when it is incurring costs associated with outages at the Millstone nuclear plants. CL&P would meet its short-term funding requirements through a combination of internally generated funds, borrowing under existing credit facilities, and external financing arrangements such as this program. CL&P has been utilizing the program approved in the Decision, and expects that the restructured program will continue to be an important funding option to the Company.

        As indicated by the table below, CL&P expects that the proposed program will continue to offer attractive pricing as compared to alternative funding sources:

**FOOTNOTES**

     {1} The only funds available to CRC are those resulting from its participation in the program and CL&P's capital contributions to it.

                                                   Dollar Amount
                               Maximum             Outstanding/                                           After-Tax Effective
                         Short-Term Credit         (Invested)          All-in Rate Funding rate               Interest
     Facility                   rate)                                     + Facility Fee                    rate (@ 42% Tax
NU Money pool              $375 million           ($62 million)                  5.51%                            3.20%

Accounts
Receivable                 $200 million           $100 million           5.845%+0.25%*=6.095%                     3.45%

Revolver dated
November 1996              $313.5 million                 0              6.638%+0.50%*=7.138%                     4.14%

Revolver dated
December 1992              $56.25 million                 0              6.238%+0.15%*=6.388%                     3.71%

*These percentages are calculated as a percent of the amount borrowed, but are paid by the Company as a percent of the maximum amount borrowable, as shown for each facility in Column 2.

Sources: Responses to Interrogatories EL-8 and EL-12, Tr., 8/4/97, pp. 54-56.



        The Company has asserted that the Accounts Receivable offers a lower all-in rate of 6.095 percent, compared to its 1992 and 1996 Revolving Credit Agreements, at 6.388 and 7.138 percent, respectively. Late Filed Exhibit No.
8. The Company explained that although the NU Money Pool has the lowest all-in cost, these funds are only available to the extent that other companies in the NU system have moneys available to borrow in the pool. Tr. 8/4/97, p. 38. In making the interest rate comparisons shown above, the Company has represented the fixed facility fees for each of these credit sources as a percentage over the funding rate (column 4). These fees are actually a percent of the total borrowing limit, rather than as a percent of the actual dollar amount borrowed. Tr. 8/4/97, pp. 23-25; 54-56. Thus, the all-in interest rate on each of these short-term financing facilities would be higher to the extent that the Company borrowed an amount below its borrowing limit. Put differently, the Company pays a premium in the form of fixed fees to secure the flexibility of several short-term sources of borrowing and/or cash liquidity. Given the additional fixed fees the Company incurs by adding an additional source of liquidity, it cannot be stated unambiguously that the Company obtains a lower all-in interest cost by using the Accounts Receivable facility than if the Company had relied solely on its existing short-term debt facilities. As stated in the Decision, the objective of selling the Company's accounts receivable is "part of an overall strategy to help meet liquidity needs in light of recent nuclear developments." Decision, p. 3. In this vein, the annual fees and other costs associated with the accounts receivable financing vehicle -- in conjunction with the fixed fees the Company already incurs in its existing short-term debt facilities - can be considered an additional expense associated with the Company's effort to restart its nuclear operations at its Millstone plants, rather than a means to obtain the lowest cost source of short-term liquidity.

        The purchase price for any Receivables sold by CL&P to CRC would reflect a discount (based on assumptions concerning the estimated collection period of the receivables, collection costs and collection risks), which would be used to determine the amount of Receivables that are eligible for the two-step sale. The Company indicated that the discount percentage for the Receivables is still being negotiated between the Company and parties to the transaction. The calculation of the discount does not affect the all-in interest rate charged to CRC, however. Response to Interrogatory EL-13; Tr. 8/21/97, pp. 73-74.

        Aside from the $500,000 annual servicing fee, the Company estimates its fees, commissions and expenses to be approximately $170,000, of which it estimates $60,000 will be related to the set up of CRC. The Company also estimates CRC's fees, commissions and expenses (not including the annual servicing fee) to be approximately $25,000. Supplemental Application Exhibit
G. Although the Bylaws of the CRC Corporation allow for the compensation of the CRC Board of Directors, no compensation is contemplated for the CL&P and NU employees who are expected to serve on the Board of Directors. However, an annual fee of $10,000 is anticipated for an individual to serve as an independent director of CRC. Response to Interrogatories EL-16 and EL-17. All the initial fees associated with this two-step restructuring program will be expensed. The Company has also expensed all the up-front fees associated with the initial one-step program.

        Although the Receivables Agreement does not expire until the year 2001, the Company has the flexibility to terminate the program at any time before that date if the Company finds that the Receivables Facility, taking into consideration the higher facility fees, is not competitively priced. Response to Interrogatory EL-5.

        CL&P does not anticipate that its customers will experience any change in the procedures to service or collect on outstanding accounts since CL&P will continue to serve as the collection agent for any accounts receivable sold under the program and can be removed as such collection agent only in certain unlikely circumstances. Response to Interrogatory EL-2. The Department believes that the restructured program will continue to provide CL&P with additional financial flexibility with no change in the rates charged or CL&P's provision of service to the public.

V.      FINDINGS OF FACT

1. FAS 125 requires the creation of a special purpose subsidiary to obtain "true sale" financial reporting for sales of accounts receivable.

2. Because CL&P has received a financial downgrade, some parties to the original transaction require the restructuring of the financing program to enable CL&P to continue to receive commercial paper based financing.

3.      The Company has a short-term borrowing limit of $375 million.

4. CL&P will be appointed as the initial collection agent in the restructured accounts receivable program.

5. Under the Existing Agreement, the annual facility fee paid by CL&P is $220,000.

6. Under the proposed restructured Receivables program, the annual facility fee paid by CL&P would be $500,000.

7. Excluding the annual facility fees, the transaction costs associated with restructuring the Receivables program are $170,000.

VI.     CONCLUSION AND ORDERS

A.      CONCLUSION

        Although the stated purpose for CRC is to comply with FAS 125, the overall objective of the proposed restructured Receivable program is to provide the Company with greater financial flexibility and liquidity to meet its cash demands and additional costs associated with its nuclear outages. The additional annual fees of the Receivables program, increasing from $220,000 to $500,000 per year are due to the Company's lower financial rating associated with the Millstone outages. The outages are the driving force behind the Receivables program and its increased annual fees; therefore, it cannot be concluded that ratepayers "benefit" from the restructured accounts receivable program. The Company has asserted that in using the Accounts Receivable facility, it has minimized its cost of short-term debt. Given the additional fees associated with maintaining this facility, it is more correct to conclude that it enables the Company to maximize its financing flexibility rather than minimize its cost of obtaining short-term debt. Accordingly, the Company should be prepared to assume all risks and costs associated with this transaction.

        With the above considerations, the Department hereby authorizes the Company's requests to effect the Accounts Receivable program from a one-step to a two-step process through the formation of the special purpose subsidiary, CRC, subject to the Orders below.

B.      ORDERS

        For the following Orders, please submit an original and fifteen (15) copies of the requested material to the Executive Secretary, identified by Docket Number, Title and Order Number.

1. The terms and conditions under which the Receivables are to be sold under the restructured program shall be substantially as stated in this proceeding, and no further written material or oral supplements to or material modification of those terms and conditions shall be executed without prior approval of this Department.

2. No later than October 15, 1997, the Company shall submit the final terms of the Receivables discount and any other terms of the restructured Accounts Receivable program that have been finalized after the date of this Supplemental Decision.

3. The proceeds from the sale of the restructured Receivables program shall be used by the Company for the purposes specified in this proceeding.

4. No later than October 15, 1997, the Company shall submit a monthly report documenting the sale of the Receivables. Such report shall include the dollar value of all transactions between the Company, CRC, CAFCO and the Banks. The report shall also include a calculation of the all-in interest rate and the Receivables discount applicable to each transaction.

5. Within 60 days from the restructuring of the Receivables program, the Company shall submit to the Department an itemization of all expenses actually incurred in the transaction.

6. Commencing September 30, 1997, the Company shall submit a quarterly report itemizing all expenses actually incurred to CL&P and CRC in the sale of the Receivables. Such report shall include but not be limited to all costs of maintaining CRC, and compensation, if any, of any CL&P and/or NU employees for their services to CRC.

DOCKET NO. 96-05-24    APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY
                       REQUESTING APPROVAL OF THE SALE OF ACCOUNTS RECEIVABLES

This Decision is adopted by the following Commissioners:



                              Jack R. Goldberg


                              Glenn Arthur


                              John W. Betkoski, III







                                      CERTIFICATE OF SERVICE

        The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.






                                           Robert J. Murphy              Date
                                           Executive Secretary
                                           Department of Public Utility Control